Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Truevana Inc.
1102 A St., STE 1343
Tacoma, WA 98402
https://www.truevana.com/

Up to $1,235,000.00 in Common Stock at $0.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Truevana Inc.
Address: 1102 A St., STE 1343, Tacoma, WA 98402
State of Incorporation: DE
Date Incorporated: April 25, 2022

Terms:

Equity

Offering Minimum: $15,000.00 | 30,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 2,470,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

Truevana service providers will receive 5% bonus shares and 20% discount on your Truevana Membership fee for the first year of your membership.

Testing the Waters Reservations Page Bonus

Reservation Holders will receive 5% bonus shares in the offering.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 17% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 20% bonus shares

Flash Perk: Invest $5,000+ between Day 30 - Day 40 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 3% bonus shares

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive 12% bonus shares

Tier 5 Perk: Invest $50,000+ and receive 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% Venture Club Bonus

Truevana Inc. will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.50/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, Loyalty Bonus, and the Testing the Waters Reservations Page Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Truevana is a pioneering relocation marketplace aimed at simplifying the relocation process for military personnel. Founded with the vision of creating a seamless and stress-free relocation experience, Truevana connects clients with essential products and services through a vertically integrated platform. The company focuses on the unique needs of the military community, providing comprehensive solutions in logistics, housing, and various services to enhance the relocation experience. By leveraging strategic partnerships and proprietary technology, Truevana aims to disrupt the traditional relocation market and establish itself as a leader in this niche sector.

Business Model

Truevana operates a dual revenue model consisting of membership fees (for service providers to join the network), paid as a monthly subscription and commission-based income. The fees are $50 monthly or $25 per month paid annually at $300 due at sign-up. Businesses pay a membership fee to join the Truevana network, which ensures a steady income stream. Additionally, Truevana earns commissions from affiliate service providers upon successful transactions across various service categories, including logistics, housing, and property management. This model allows Truevana to scale earnings through transaction commissions while providing value to clients by integrating all necessary relocation services into a single platform. The company's unique position as a service-disabled veteran-owned business also enables it to bid for government contracts, adding another revenue stream.

Intellectual Property

We believe Truevana's competitive edge lies in its proprietary relocation marketplace software, which streamlines the relocation process by integrating logistics, housing, and services into a single, user-friendly platform. This software not only decreases transaction times but also increases service adoption by both service providers and clients. Truevana continuously invests in enhancing this technology to improve operational efficiency and customer satisfaction, thereby maintaining a strong market position and creating barriers to entry for potential competitors.

Corporate Structure

Truevana is a corporation organized under the laws of the state of Delaware, since April 25, 2022.

Truevana Inc. is the parent company of Truevana Real Estate LLC, a wholly-owned Louisiana subsidiary which has been operated under the Company since December 21, 2023. Truevana Real Estate LLC specializes in providing comprehensive real estate services, helping customers buy or sell property.

Competitors and Industry

Competitors

In the relocation market, Truevana faces indirect competition from companies that specialize in individual segments of the relocation process. Key competitors include United Van Lines and Mayflower Transit in logistics, Airbnb and Zillow in housing, and Quicken Loans and State Farm in services. However, we have seen no direct competitor offer a fully integrated relocation service tailored specifically to the needs of military personnel. Truevana's comprehensive approach and focus on the military community provide a unique value proposition that can set it apart in the market.

Industry

The relocation industry encompasses various verticals, including logistics, housing, and services, each with substantial market values. The total addressable market for relocation services is estimated to be $174 billion globally.

Truevana targets this market by providing vertically integrated services to an annual addressable market of 500,000 service members. This focus on a niche yet significant segment allows Truevana to capture a substantial share of the market while addressing the unique needs of military relocations.

Current Stage and Roadmap

Current Stage

Truevana is in the early stages of development, having built a national network of businesses to support relocation transactions. The company has developed a recognizable brand among military personnel and proprietary software to connect clients with essential relocation services. With existing contracts generating revenue and a strategic go-to-market plan, we feel Truevana is positioned to capture initial market share and build brand awareness. The company aims to facilitate 10,000 client transactions at a 5% revenue capture rate in its initial phase.

Future Roadmap

Over the next few years, Truevana hopes to leverage its Reg CF capital infusion to capture a significant share of the military relocation market before expanding to serve the civilian population. The company aims to establish core operations, enhance its proprietary technology, and aggressively market its services to military bases. Future anticipated milestones include expanding the service provider network, securing exclusive marketing agreements, and increasing customer acquisition efforts.

The Team

Officers and Directors

Name: Mike McDonald

Mike McDonald's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Board Member
  Dates of Service: March, 2022 - Present
  Responsibilities: Mike is responsible for owning the mission of Truevana and leading the Company as whole. He does not currently receive compensation but plans to draw a salary once the company has the operating capital it needs. If the Reg CF campaign raises over $500,000, he will take a salary of $60,000 annually. Mike owns 42.5% of the Company's equity.

Other business experience in the past three years:

- Employer: United States Special Forces
  Title: Green Beret
  Dates of Service: November, 2010 - November, 2023
  Responsibilities: Mike was a Special Forces Intelligence and Operations Sergeant. He managed the fusion of intelligence and operations during the conduct of combat operations and sensitive activities.

Name: Andrew Vincello

Andrew Vincello's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Operating Officer, Board Member, principal accounting officer

Dates of Service: January, 2023 - Present
Responsibilities: Andrew is responsible for current operations, financial management, human resources, and IT operations. Andrew does not currently receive compensation, but plans to receive $60k salary and a vesting plan depending on the company's performance and fundraising success. Andrew owns 42.5% of the Company's equity.

Other business experience in the past three years:

- Employer: Hypha Collective
  Title: President, Co-founder
  Dates of Service: January, 2021 - March, 2023
  Responsibilities: Andrew was an ESG consultant and elected director.

Other business experience in the past three years:

- Employer: Massachusetts Army National Guard
  Title: Special Forces Warrant Officer, Assistant Detachment Commander
  Dates of Service: March, 2011 - Present
  Responsibilities: Andrew is second in command of a Special Forces team, responsible for operations and intelligence fusion.

Other business experience in the past three years:

- Employer: Hometown Investment Group
  Title: Chief Financial Officer
  Dates of Service: December, 2021 - April, 2022
  Responsibilities: Financial management, forecasting, modeling, and data analytics.

Name: Brent McKendry

Brent McKendry's current primary role is with XGenLabs. Brent McKendry currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: January, 2024 - Present
  Responsibilities: Brent provides technology advice and solutions for building out a tech marketplace connecting service members to the various solutions offered by Truevana. He does not currently receive compensation.

Other business experience in the past three years:

- Employer: XGenLabs
  Title: CEO
  Dates of Service: April, 2019 - Present
  Responsibilities: Technology incubator that works in new technologies with the intention to pin these out as fully funded start-ups.

Other business experience in the past three years:

- Employer: Ntersol
  Title: President
  Dates of Service: February, 2018 - December, 2021
  Responsibilities: Executive in charge of leading company direction.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your

investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal,

the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We are an early stage company and have not yet generated any profits
Truevana Inc. was formed on April 25, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Truevana Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Truevana is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may

face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Dependency on Military Contracts
Truevana's business model heavily relies on securing and maintaining contracts with military and government entities. Any changes in government policies, budget allocations, or contract terms could significantly impact our revenue streams. Failure to secure new contracts or the termination of existing ones could lead to substantial financial losses and hinder our growth prospects, potentially resulting in operational downsizing or cessation.

Market Adoption and Competition
Truevana operates in a competitive relocation services market, targeting a niche segment of military personnel. Our success depends on the adoption of our platform by service members and their families, as well as our ability to differentiate ourselves from established competitors in logistics, housing, and financial services. If we fail to achieve widespread market adoption or effectively compete, our growth could be stunted, and we may not achieve the projected revenue targets, adversely affecting our financial stability and investor returns.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mike McDonald	4,250,000	Common Stock	44.27%
Andrew Vincello	4,250,000	Common Stock	44.27%

The Company's Securities

The Company has authorized Common Stock, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,470,000 of Common Stock.

Common Stock

The amount of security authorized is 13,500,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

The total amount outstanding includes 400,000 shares to be issued pursuant to stock options, reserved but unissued.

Certain holders of the company's Common Stock are party to a Stock Transfer Agreement, which designated repurchase rights, restrictions on transfer, a stated nullification of other securities and rights, and no retention rights have been granted. Investors in this offering will not be party to any Stock Transafer Agreement.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $90,000.00
Interest Rate: 0.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: %
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $90,000.00
  Use of proceeds: Development
  Date: November 06, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Development
  Date: November 10, 2023
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,500,000
  Use of proceeds: Founder stock grant
  Date: April 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $110.00

Number of Securities Sold: 1,100,000
Use of proceeds: Development
Date: June 06, 2024
Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended May 31, 2023 compared to year ended May 31, 2022

Revenue

Revenue in FY 2023 was $48,962 compared to $6,485 in 2022.

When Truevana initially launched its services, we connected clients to service providers without having revenue-generating contracts in place. This meant Truevana did not earn revenue from each transaction at the outset. However, by doing so, we enhanced the value of our company for both our client service members and the affiliate businesses we connected them with. Revenue began to increase as Truevana established commission agreements with affiliates. Once we demonstrated our capability to successfully connect clients and businesses, we could negotiate contracts and begin generating revenue from each transaction.

Operating Expenses

Expenses in FY 2023 were $136,020 compared to $37,656 in 2022. This was due to the increase in revenue and sales.

Cost of Sales

Cost of sales in FY 2023 were $34,800 compared to $6,046 in 2022. This is in line with the increase in revenue / sales.

Truevana increased its monthly expenses in order to increase revenue once our commission contracts were in place. This involved three main areas:

Cost of Sales: Initially, we facilitated rental units for clients through a rental arbitrage plan, costing $3,200 monthly but generating approximately $3,550 in rental income. However, Truevana decided to discontinue this line of business and closed the arbitrage leases in May 2024.

Salaries: We hired two employees to oversee marketing, lead generation, and sales operations.

Office Space: Truevana required physical office space as a stipulation of an ongoing government contract. We managed to reduce the monthly cost from $2,100 in 2023 to around $300 in 2024.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. Funding enables Truevana to operate more efficiently, effectively, and strategically, leading to higher cash flows compared to the period when it operated without sufficient operating capital.

We are seeing a steady increase in revenue each month as more affiliate service providers join our network and pay the monthly membership fee. The main challenge Truevana faces in growing revenue is expanding our active client base each month. Since we do not charge clients for our services, we eliminate barriers to entry and encourage more clients to use the Truevana marketplace. Our affiliates highly value the high-quality client leads we provide. Therefore, the primary key performance indicator (KPI) for the next 12 months will be the number of clients we successfully connect with our affiliate service providers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2024, the Company has $57,000 cash on hand with $12,000 in accounts receivable.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the growth of our network and generate additional revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of $20,000 for expenses related to payroll, rent, and other operational costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate Truevana will increase its monthly operating expenses to $33,000 per month if the maximum capital is raised - which will allow Truevana to operate for 37 months, in addition to the 3 months runway we currently foresee. The increase in operational expenses come from an increase in marketing services to clients and service providers.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Truevana does not currently have future plans for an additional fundraise.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no Preferred Stock, options or warrants outstanding.In making this calculation, we have assumed that any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $140,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Technology & Platform Development
  18.0%
  Improvements to proprietary relocation marketplace software. This software decreases the time that each transaction takes and increases service adoption by service providers and clients.

- Acquisition and Marketing
  35.0%
  Truevana will establish marketing agreements with each military base. We will create a referral program between clients to increase WOM brand awareness. We will market in the service member specific social media channels with the support of our social media influencers.

- Operating Capital
  24.0%
  We plan to allocated funds towards overhead like payroll and rent.

- Services & Support
  17.5%
  We plan to allocate funds towards services and technology support.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.truevana.com/ (Truevana.com/shareholder).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/truevana

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Truevana Inc.

[See attached]

TRUEVANA, INC.

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Truevana, Inc.
Tacoma, Washington

We have reviewed the accompanying consolidated financial statements of Truevana, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, and the related consolidated statements of operations, statements of changes in stockholders' equity, and consolidated statements of cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

May 14, 2024
Los Angeles, California

TRUEVANA, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 117,027	$ 26,347
Prepaids and Other Current Assets	5	5
Total Current Assets	**117,032**	**26,352**
Property and Equipment, net	4,770	3,383
Total Assets	**$ 121,802**	**$ 29,735**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 1,354	$ -
Credit Cards	23,870	16,092
Other Current Liabilities	2,031	262
Total Current Liabilities	**27,255**	**16,354**
Simple Agreement for Future Equity (SAFEs)	151,667	-
Total Liabilities	**178,922**	**16,354**
STOCKHOLDERS EQUITY		
Common Stock	10,000	10,000
Additional Paid in Capital	103,622	40,598
Accumulated Deficit	(170,742)	(37,217)
Total Stockholders' Equity	**(57,120)**	**13,381**
Total Liabilities and Stockholders' Equity	**$ 121,802**	**$ 29,735**

See accompanying notes to financial statements.

TRUEVANA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 48,962	$ 6,485
Cost of Goods Sold	34,800	6,046
Gross Profit	14,162	439
Operating Expenses		
General and Administrative	127,252	33,152
Sales and Marketing	8,768	4,504
Total Operating Expenses	136,020	37,656
Operating Loss	(121,858)	(37,217)
Interest Expense	-	-
Other Loss/(Income)	11,667	-
Loss Before Provision for Income Taxes	(133,525)	(37,217)
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (133,525)**	**$ (37,217)**

See accompanying notes to financial statements.

TRUEVANA, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Shareholder Equity
Inception- April 25, 2022	**-**	**$ -**	**$ -**	**$ -**	**$ -**
Issuance of Stock	1,000,000	10,000	40,598	-	50,598
Net loss	-	-	-	(37,217)	(37,217)
Balance—December 31, 2022	**1,000,000**	**10,000**	**40,598**	**$ (37,217)**	**$ 13,381**
Capital Contribution	-	-	63,024	-	63,024
Net loss	-	-	-	(133,525)	(133,525)
Balance—December 31, 2023	**1,000,000**	**$ 10,000**	**$ 103,622**	**$ (170,742)**	**$ (57,120)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (133,525)	$ (37,217)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation expense	1,404	846
Fair value in excess of stated value of derivative instrument	11,667	-
Changes in operating assets and liabilities:		
Prepaids and other current assets	-	(5)
Accounts payable	1,354	-
Credit cards	7,778	16,092
Other current liabilities	1,769	262
Net cash used in operating activities	**(109,553)**	**(20,022)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(2,791)	(4,229)
Net cash used in investing activities	**(2,791)**	**(4,229)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	63,024	50,598
Borrowing on SAFEs	140,000	-
Net cash provided by financing activities	**203,024**	**50,598**
Change in Cash & cash equivalents	90,680	26,347
Cash — beginning of the year	26,347	-
Cash — end of the year	**$ 117,027**	**$ 26,347**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Truevana, Inc. was incorporated on April 25, 2022, in the state of Delaware. The company has a wholly-owned subsidiary Truevana Real Estate LLC, organized on December 21, 2023. The consolidated financial statements of Truevana, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tacoma, Washington.

Truevana operates in the relocation industry, simplifying housing-related transactions and management. The company has created a marketplace where clients can access flexible housing options through a user-friendly platform or app. Truevana partners with a network of businesses providing housing services and infrastructure to offer a seamless relocation experience.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years
Furnishing and Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Truevana, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when services are provided to the customer.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $8,768 and $4,504, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 14, 2024, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Prepaid Expenses	5	5
Total Prepaids and Other Current Assets	**$ 5**	**$ 5**

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Employee Reimbursements	1,410	-
Tax Payable	621	262
Total Other Current Liabilities	**$ 2,031**	**$ 262**

4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of December 31,	2023	2022
Furniture and Equipment	$ 4,802	$ 4,229
Furnishing and Equipment	2,218	-
Property and Equipment, at Cost	**7,020**	**4,229**
Accumulated depreciation	(2,250)	(846)
Property and Equipment, Net	**$ 4,770**	**$ 3,383**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $1,404 and $846, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000,000 shares of common stock at a par value of $0.01. As of December 31, 2023, and December 31, 2022, 1,000,000 shares have been issued and are outstanding.

6. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	**Amount**	**Borrowing Period**	**Valuation Cap**	**Discount**	**2023**	**2022**
Safes I - II	$ 140,000	Fiscal Year 2023	Not Set	70%	$ 140,000	$ -
Fair value in excess of stated value of derivative instrument					11,667	
Total SAFE(s)					**$ 151,667**	**$ -**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

7. INCOME TAXES

The provision for income taxes for the years ended December 31, 2023, and December 31, 2022, consists of the following:

For the years ended December 31,	2023	2022
Net Operating Loss	$ (49,867)	$ (13,387)
Valuation Allowance	49,867	13,387
Net Provision for Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities as at December 31, 2023, and December 31, 2022 are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (63,253)	$ (13,387)
Valuation Allowance	63,253	13,387
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $216,251, and the Company had state net operating loss ("NOL") carryforwards of approximately $216,251. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through May 14, 2024, which is the date the consolidated financial statements were available to be issued.

On January 12, 2024, the company bought back 10,000 shares of Truevana, Inc. from True Housing LLC for $1,000.

The Company is in the process of amending its Articles of Corporation, increasing the authorized shares of common stock. The increase in the number of shares is yet to be finalized.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

11. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $121,858, an operating cash flow loss of $109,553 and liquid assets in cash of $117,027, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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All-in-one relocation solution for service members.

Truevana is a pioneering marketplace designed to streamline the relocation process by connecting service members with the essential products and services they need for any move. By focusing on simplifying complex moving, housing, and service needs, our goal is t...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Truevana
PCS Perfected
All-in-one relocation solution *built by veterans*, for service members.

$0 Raised

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

Get Equity
$0.50 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$250	$5M

REASONS TO INVEST

Founded by Green Berets, Truevana enhances the lives of military members & their families by refining relocation. Our mission-driven approach simplifies moving, housing, & essential services for America's heroes.

We're creating a network of veteran-owned small businesses to offer national coverage, ensuring smooth transitions & wealth-building opportunities to 500K service members & their families who relocate annually.

We estimate the military relocation market at $20B+ and aim to position ourselves as the military's go-to relocation support company via our large network of business partners & veteran-owned small businesses.

TEAM



Mike McDonald • CEO, President, Board Member

As the Founder and CEO of Truevana, Mike is passionate about supporting military members, veterans, and their families by transforming the relocation & PCS experience for individuals in transition. With over 13 years of service as a Green Beret in the U.S. ...
Read More



Andrew Vincello • Founder, Chief Operating Officer, Board Member, principal accounting officer

Green Beret turned entrepreneur, with 13 years of experience in operations and international projects. Vin holds an MBA, specializing in sustainable finance and private-public partnerships. He is a co-founder of Truevana and serving as COO and ...
Read More



Brent McKendry • Chief Technology Officer

Senior executive with over 25 years building and running successful start-ups, with multiple exits returning over several hundred million to stakeholders.

THE PITCH

Redefining Relocation

Military relocation is one of the most consistent frustrations in military life, and Truevana is making that process easier! By investing in Truevana, you support a network of service member businesses dedicated to facilitating less stressful relocations.


Truevana
Supercharge your PCS today
We offer a comprehensive marketplace designed to streamline the PCS process.

Truevana, founded by veterans who understand the unique challenges of military life, is aiming to revolutionize the relocation process for service members. Our innovative marketplace connects military personnel with essential products and services needed for a smooth PCS (Permanent Change of Station). By leveraging our team's firsthand experience and expertise, we eliminate the stress and barriers of moving, offering a seamless and efficient solution.

THE OPPORTUNITY

Backed by Veterans, Trusted by Families

How it works:

1. Sign Up

Provide us with details about your PCS.

2. Connect

Connect with companies experienced in assisting service members, offering exclusive benefits to our clients.

3. PCS Easy

Let our partners handle the details, with a PCS Pro always just a click or call away we have your back.

Truevana offers a comprehensive marketplace designed to streamline the PCS process. Our personalized planning and all-in-one solution connect service members with vetted products and services. We provide personalized national solutions for moving household goods, comprehensive buy & sell services, reliable rental connections, and professional property management. Backed by a trusted community and government funding, Truevana eliminates the stress of moving by providing ample support and simplifying financial entitlements.

Totally Free
No hidden costs, ever.
Our support is always free.

Veteran Owned
Founded by veterans,
for service members.

Discounts
Exclusive deals on services
& more just for you.

PCS Plan
Customized to your specific
needs for your family.

Resources
Quick access to necessary
tools, saving you time.

PCS Pros
We are veterans & experts
in the nuances of PCS.

THE MARKET & OUR TRACTION

Simplifying PCS for 1.3 Million Service Members

Truevana addresses a substantial market of 1.3 million active-duty service members[1], with 500,000 required to relocate annually[2]. We estimate the government spends over $100 billion annually on PCS relocation and housing, and Truevana taps into a vast market with a reliable revenue stream.



$100 Billion
Annual Government Spend on PCS Relocation & Housing
1.3 Million
Active-Duty Service Members
400,000
Service Members Required to Relocate Annually

Annual government spend on PCS relocation and housing based is an internal estimate based on available data.
Sources: USA Facts, MilitaryOne Source

Truevana is raising money to secure contracts and military sponsorship, with the potential to reach over 300,000 service members. Our robust network of strategic and shareholder affiliates, including industry leaders like UniGroup, United Van Lines, and Mayflower, ensures that we have comprehensive industry support. We have successfully demonstrated our business model at one base and are looking towards nationwide expansion.


Truevana
Raising funds to secure contracts with
U.S. Military Bases
With potential to reach over
300,000
Service Members

WHY INVEST

Support Our Mission

Invest in Truevana and support a pioneering platform dedicated to making military relocations effortless and stress-free.


Truevana is
changing the
way you PCS.
Invest Today.

We believe our innovative marketplace solution, strong market traction, and strategic contracts position Truevana to transform the relocation market. Your investment will help us with our goal to expand existing military contracts, enhance our marketplace software, and secure additional operating capital.

ABOUT

HEADQUARTERS
1102 A St., STE 1343
Tacoma, WA 98402

WEBSITE
View Site

Truevana is a pioneering marketplace designed to streamline the relocation process by connecting service members with the essential products and services they need for any move. By focusing on simplifying complex moving, housing, and service needs, our goal is to enhance the relocation experience, making it seamless and stress-free.

TERMS

Truevana

Overview

PRICE PER SHARE
$0.50

VALUATION
$5M

DEADLINE

FUNDING GOAL

Dec. 31, 2024 at 7:59 AM UTC

$15k - $1.24M

Breakdown

MIN INVESTMENT

$250

OFFERING TYPE

Equity

MAX INVESTMENT

$1,235,000

ASSET TYPE

Common Stock

MIN NUMBER OF SHARES OFFERED

30,000

SHARES OFFERED

Common Stock

MAX NUMBER OF SHARES OFFERED

2,470,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

Truevana service providers will receive 5% bonus shares and 20% discount on your Truevana Membership fee for the first year of your membership.

Testing the Waters Reservations Page Bonus

Reservation Holders will receive 5% bonus shares in the offering.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 17% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 20% bonus shares

Flash Perk: Invest $5,000+ between Day 30 - Day 40 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 3% bonus shares

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive 12% bonus shares

Tier 5 Perk: Invest $50,000+ and receive 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% Venture Club Bonus

Truevana Inc. will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.50/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, Loyalty Bonus, and the Testing the Waters Reservations Page Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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WHY STARTENGINE?

REWARDS

We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE

Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS

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FAQS

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What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

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Refer a Founder, earn $10k

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi I'm Michael McDonald, a retired Green Beret and Founder of Truevana - a military relocation support network.

For military families, frequent relocations are a way of life. The Permanent Change of Station, or PCS process, can be incredibly stressful and disruptive."

(Insert Client Testimonial #1)

That's where Truevana comes in. We simplify the PCS process by offering a full suite of relocation services. From home buying, selling, and renting, to property management, moving coordination, and financing, the Truevana network has got you covered.

(Insert Client Testimonial #2)

Investing in Truevana means contributing to a proven solution that supports military families through every step of their relocation journey. Your investment will help us expand and reach more service members.

(Insert Graphic Chart of Marketplace Value Link to Data on chart)

With 1.5 million active-duty service members and approximately 500,000 PCS moves annually, Truevana is uniquely positioned to serve this market and solve this pain point

This represents a $147 billion market opportunity.

Since our inception - we have assisted over 1,700 service members and we are dedicated to making relocations easier for our country's heroes.

Support our mission and invest in Truevana. Together, we can make military relocations easier for thousands of families.

Thank you for your support!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G

Test The Waters Materials

(See attached)

Truevana is taking reservations for a possible, upcoming round. Indicate interest today.

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Watchlist

RESERVE NOW

GET A PIECE OF TRUEVANA

All-in-one relocation solution for service members.

Truevana is a pioneering marketplace designed to streamline the relocation process by connecting service members with the essential products and services they need for any move. By focusing on simplifying complex moving, housing, and service needs, our goal is t...

Show more

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.



Truevana

$6,986.25 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED $6,986.25

RESERVATIONS 5

REASONS TO INVEST

- Founded by Green Berets, Truevana enhances the lives of military members & their families by refining relocation. Our mission-driven approach simplifies moving, housing, & essential services for America's heroes.
- We're creating a network of veteran-owned small businesses to offer national coverage, ensuring smooth transitions & wealth-building opportunities to 500K service members & their families who relocate annually.
- We estimate the military relocation market at $20B+ and aim to position ourselves as the military's go-to relocation support company via our large network of business partners & veteran-owned small businesses.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Mike McDonald • CEO, President, Board Member

As the Founder and CEO of Truevana, Mike is passionate about supporting military members, veterans, and their families by transforming the relocation & PCS experience for individuals in transition. With over 13 years of service as a Green Beret in the U.S. ...

Read More



Andrew Vincello • Founder, Chief Operating Officer, Board Member

Green Beret turned entrepreneur, with 13 years of experience in operations and international projects. Vin holds an MBA, specializing in sustainable finance and private-public partnerships. He is a co-founder of Truevana and serving as COO and ...

Read More



Brent McKendry • Chief Technology Officer

Senior executive with over 25 years building and running successful start-ups, with multiple exits returning over several hundred million to stakeholders.

ABOUT

HEADQUARTERS
1102 A St., STE 1343
Tacoma, WA 98402

WEBSITE
View Site

Truevana is a pioneering marketplace designed to streamline the relocation process by connecting service members with the essential products and services they need for any move. By focusing on simplifying complex moving, housing, and service needs, our goal is to enhance the relocation experience, making it seamless and stress-free.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Truevana.

$250

Testing the Waters Reservations Page Bonus

Reservation Holders will receive 6% bonus shares in the offering.

Select

JOIN THE DISCUSSION

IM

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

What does it mean when I make a reservation?

Once the offering launches, how will I be notified?

Will I be charged?

Can I cancel my reservation?

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

1:20

Aaron LeClaire


Truevana
PCS Perfected
All-in-one relocation solution built
by veterans, for service members.

Truevana

startengine.com

For regulatory purposes-

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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1:20



Sarah McDonald



Truevana
PCS Perfected
All-in-one relocation solution ***built by veterans***, for service members.

Truevana

startengine.com

2 Replies

HA HA

Have to send to be compliant -

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

iMessage

1:21

JL


Truevana
PCS Perfected
All-in-one relocation solution built by veterans, for service members.

Truevana

startengine.com

HA HA

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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